

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 20, 2024

Chris Carlson
Chief Financial Officer
Vertex Energy Inc.
1331 Gemini Street
Suite 250
Houston, Texas 77058

> **Re: Vertex Energy Inc.**
> **Registration Statement on Form S-3**
> **Filed August 12, 2024**
> **File No. 333-281487**

Dear Chris Carlson:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Claudia Rios at 202-551-8770 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: David Loev, Esq.